Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	35.96x	25.91x	11.34x	17.63x	11.11x	11.19x
Including interest on deposits	7.47x	8.75x	3.47x	3.84x	2.62x	1.90x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

(Dollars in thousands)
Income before income taxes	40,011	61,909	20,090	17,753	14,530	11,328
Interest on deposits	5,042	5,506	6,182	5,184	7,529	11,499
Borrowings and long-term debt	677	1,780	1,174	701	952	708
Pre-tax equivalent preferred dividends	—	—	—	—	—	—
1/3rd of net rental expense	467	706	770	366	485	404

Combined fixed charges and preferred dividends, including interest on deposits	6,186	7,992	8,126	6,251	8,966	12,611
Combined fixed charges and preferred dividends, excluding interest on deposits	1,144	2,486	1,944	1,067	1,437	1,112